Exhibit 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Gold Standard Ventures Corp. (the “Company”) of our reports dated March 26, 2021 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

/s/ DAVIDSON & COMPANY LLP

March 29, 2021
Davidson & Company LLP
Chartered Professional Accountants
Vancouver, Canada